

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
Cery Perle
Chief Executive Officer
Spare Backup, Inc.
72757 Fred Waring Dr.
Palm Desert, CA 92260

> **Re: Spare Backup, Inc.**
> **Information Statement on Schedule 14C**
> **Filed October 3, 2011**
> **File No. 000-30587**

Dear Cery Perle:

We have reviewed your response letter dated October 18, 2011 and have the following comments. Unless otherwise noted, references to prior comments are to those in our letter dated October 12, 2011.

General

1.   We note your response to prior comment 1 indicating that the persons listed have relationships with you such as "active stockholder," "long time stockholder," and "long term investor." A Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Please tell us on what basis you determined that individuals with these designations are included in the list of individuals who may be solicited without filing a proxy statement on Schedule 14A. Absent the availability of one of the exceptions from the requirement to file a proxy statement on Schedule 14A, it appears that you may not file on Schedule 14C. Please re-file your Information Statement on Schedule 14A.

2.   In the event that you continue to believe there is an exemption on which you may rely, which you convey to us in your response to comment 1 above, please tell us the sequence of events through which you obtained written consents from the consenting shareholders including those shareholders who are the beneficial owners of 5% or less of your voting securities.

3.   We note your disclosure that as of September 28, 2011 there were 270,811,167 shares of your common stock and 150,000 shares of your preferred stock (each with 400 votes) outstanding. It appears that the tabular disclosure of the amount and nature of beneficial ownership in your correspondence letter only accounts for 156,466,858 or approximately 47% of the votes of your outstanding voting stock, though you have asserted that 50.74%

of the outstanding voting stock has approved the actions described in your Information Statement. In the event that you continue to believe there is an exemption on which you may rely, please explain this apparent discrepancy.

Please contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       James M. Schneider
       Schneider Weinberger LLP